SECURSHADE, INC.

FINANCIAL STATEMENTS

MAY 13, 2016

C O N T E N T S

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REVIEW REPORT

To the Stockholder s' of
SecurShade, Inc.
Williston, Vermont 05495

We have reviewed the accompanying financial statements of SecurShade, Inc. (a corporation), which comprise of a balance sheet as of May 13, 2016, and the related statements of operations and retained earnings and cash flows for the one day period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant s' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant s' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Williston, Vermont
August 9, 2016

SECURSHADE, INC.

BALANCE SHEET
May 13, 2016

		2016
ASSETS		
ASSETS	$	-
Total assets	$	-
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES	$	-
Total liabilities		-
STOCKHOLDERS' EQUITY		
Common stock		-
Retained earnings		-
Total stockolders' equity		-
Total liabilities and stockholders' equity	$	-

SECURSHADE, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the One Day Period of May 13, 2016

	2016
GROSS SALES	$ -
COST OF GOODS SOLD	-
Gross profit	-
GENERAL AND ADMINISTRATIVE EXPENSES	-
Net Income (loss)	$ -
RETAINED EARNINGS, beginning of year	-
RETAINED EARNINGS, end of year	$ -

See Independent Certified Public Accountants' Review Report and Notes to Financial Statements.

SECURSHADE, INC.

STATEMENT OF CASH FLOWS
For the One Day Period of May 13, 2016

	<u>2016</u>
CASH FLOWS FROM OPERATING ACTIVITIES	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net change in cash	-
CASH	
Beginning of year	-
End of year	-

See Independent Certified Public Accountants' Review Report and Notes to Financial Statements.

SECURSHADE, INC.

NOTES TO FINANCIAL STATEMENTS
May 13, 2016

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business

SecurShade, Inc.'s (the Company) operations consist principally of the design and development of the Quick Release Shade system covered by patent 9, 241, 590 B2. The Quick Release Shade system was designed with safety in mind allowing all shades within a building to drop at once while concurrently alerting the building of a lockdown, identifying the location of a threat and automatically notifying the police. For more info on the Company, go to http://gordonswindowdecor.com/secureshade/ .

A summary of the Company's significant accounting policies follows:

Basis of accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

Cash and cash equivalents

The Company considers cash in bank accounts to be cash and cash equivalents

Allowance for doubtful accounts

It is the policy of management to review the outstanding receivables at year-end, as well as the bad debt experienced in the past and establish an allowance for doubtful accounts for the uncollectable amounts. There was no allowance recorded at May 13, 2016.

Advertising

Advertising costs are expensed as incurred.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities represent the future income tax effect of temporary differences between book and tax bases of assets and liabilities assuming they will be realized and settled in amounts reported in the financial statements. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue recognition

Revenue is recognized upon delivery of goods or services to customers and is reported net of any applicable sales tax, returns, discounts and allowance in the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS
May 13, 2016

Note 1.   Nature of Business and Summary of Significant Accounting Policies (continued)

Accounting for uncertain tax positions

The Company files income tax returns in the U.S. Federal and Vermont jurisdiction s. In the normal course of business, the Company is subject to examination by various taxing authorities. Although the outcome of a tax audit is always uncertain, the Company believes that there are no significant unrecognized tax liabilities at May 13, 2016.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent events

Subsequent events have been evaluated through August 9, 2016, which is the date the financial statements were issued.

Note 2.   Common Stock

The Company is authorized to issue two classes of common stock, to be designated "Class A" stock and "Class B" stock. The total number of shares of common stock which the Company shall have authority to issue in ten million shares. Seven million shares shall be Class A common stock with a $.0001 par value per share. Three million shares shall be Class B common stock with a $.0001 par value per share. Each share of Class A stock will have one vote per share. Class B stock will have no voting rights. In all other respects, the rights of Class A stock and Class B stock shall be the same. There was no stock issued or outstanding at May 13, 2016.

Note 3.   Related Parties

The Company's President is the majority stockholder in an established window treatment business that operates as Gordon's Window Décor, Inc. (GWD).

NOTES TO FINANCIAL STATEMENTS
May 13, 2016

Note 4.   Subsequent Events

The Company is in the beginning stages of running a fundraising campaign on the Venture.co online platform under Regulation Crowdfunding in which three million of the Company's ten million shares are to be issued, representing a 30% stake in the Company. The target minimum raise is $250,000 with a maximum of $1,000,000.

Pursuant to the above mentioned fundraising campaign the Company has entered into a memorandum of agreement with a related corporation, Gordon's Window Décor, Inc. Under the terms of the agreement, if and when the Company is successful in raising a minimum of $250,000 through this crowd funding campaign, GWD agrees to grant the Company exclusive and global rights to all intellectual property developed in connection with a Quick Release Shade (QRS), including but not limited to the GWD patent number 9,241,590 B2 Quick-Release Control System, granted January 26, 2016, and related proprietary intellectual property. The Company agrees to pay to GWD, a technology fee of $250,000 through payments of $6,000 per month plus 5% annual interest on the outstanding balance. Interest will compound annually and minimum payments of $6,000 per month with both beginning on September 1, 2018. In addition, the Company will pay to GWD a royalty of $0.25 on each individual device related to the above technology (controls, room nodes, server systems, remotes, etc.) that the Company places in the marketplace.